UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55
THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submits the following information:

Name:	NeXt BDC Capital Corp.

Address of Principal Business Office:	2965 Woodside Road
Woodside, CA 94062

Telephone Number:	(650) 294-4777

Name and Address of Agent	Michael T. Moe
For Service of Process:	Chief Executive Officer
NeXt BDC Capital Corp.
2965 Woodside Road
Woodside, CA 94062

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of New York and the State of New York on the 6th day of January, 2011.

NEXT BDC CAPITAL CORP.

By:	/s/ Michael T. Moe
Name:	Michael T. Moe
Title:	Chief Executive Officer

Attest:	/s/ Stephen D. Bard
Name:	Stephen D. Bard
Title:	Chief Compliance Officer